FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                 For the period of May 20, 2004 to May 20, 2004

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                    Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

No.1.  News release dated 20 May announcing Directorate Change


Enclosures: No.1.


20 May 2004

                           Vernalis plc: Board changes

Vernalis plc (LSE:VER, NASDAQ: VNLS) today announces the appointment of Dr Allan Baxter (54) (Senior Vice President, Drug Discovery at GlaxoSmithKline) as a
Non-Executive Director. Dr Baxter is responsible for GSK's world-wide drug discovery effort, including the clinical development of new product candidates through to proof-of-concept studies.

Peter Fellner, Chairman of Vernalis, commented "We are delighted that Dr Baxter is joining us. His outstanding track record and exceptional experience in state-of-the-art discovery and development of novel drugs, will be very valuable to Vernalis as it advances its own innovative R&D programmes and pipeline".

Three current Non-Executive Directors plan to retire during this year. Ian Kent who was Chairman of RiboTargets Holdings, and was then appointed as a Director of Vernalis, will retire at the forthcoming AGM, in June. Eugene Williams who has served since 2001 as a Director of British Biotech, now Vernalis, will also retire at the forthcoming AGM. Keith Merrifield, who was appointed in 1995 as a Director of British Biotech, now Vernalis, plans to retire at the end of this year, having served for a total of nine years. The Board wishes to thank all of them for their very important contributions to Vernalis during its evolution and development.

                                  ----ends----

Enquiries:
Vernalis plc +44 (0)118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer

Brunswick Group (for analyst, financial media enquiries) +44 (0)20 7404 5959 Jon Coles; Wendel Carson

About Vernalis
Vernalis was  established  in  September  2003  following  the merger of British
Biotech  plc  and  Vernalis  Group  plc.  Operating  from  state-of-the-art  R&D facilities at its headquarters in Reading (UK) and in Cambridge (UK), the company is equipped to undertake the full development of compounds from discovery through to product registration. Its first approved product - frovatriptan - is marketed in the US and Europe, and is backed by an innovative research and development portfolio. Vernalis' current market capitalisation is approximately GBP75 million, and it is pursuing a growth strategy based upon successful pipeline development and further consolidation within the biotechnology sector.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: June, 7, 2004                                Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer